Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 16, 2017, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase

By

Yahoo! Inc.

for an Aggregate Purchase Price of up to

$3,000,000,000 of Shares of its Common Stock

Yahoo! Inc., a Delaware corporation (the “Company,” “Yahoo,” “we” or “us”), is offering to purchase up to $3,000,000,000 of shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders (“Auction Tenders”) at prices equal to (A) the Alibaba VWAP (as defined below), multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370 (the “Permitted Range”), provided that in no event will the Purchase Price (as defined below) be less than $37.00 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated May 16, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

The “Alibaba VWAP” (determined as described in the Offer to Purchase) means the daily volume-weighted average price for an American Depositary Share (“ADS”) of Alibaba Group Holding Limited (“Alibaba”), on the New York Stock Exchange, on the second trading day prior to the Expiration Date (the “Determination Date”); provided, that in no event shall the Alibaba VWAP be less than $100.00 for the purpose of computing the Purchase Price. Yahoo will announce the Alibaba VWAP to be used in determining the Purchase Price and the prices payable for Shares pursuant to the Offer for each multiple within the Permitted Range by press release and on the Offer webpage described below no later than 4:30 p.m., New York City time, on the Determination Date (June 9, 2017 based on the current Expiration Date). Such press release, which will also include the maximum number of Shares we may purchase in the Offer, will also be filed as an amendment to the Schedule TO-I that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Offer.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 13, 2017, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The purpose of the Offer is to provide liquidity to a potentially significant number of our stockholders that will be forced to sell their Shares at or prior to the closing of the Sale Transaction (as defined below). The Shares currently are a component of the Standard and Poor’s 500 Composite Index (the “S&P 500”) and other indices. We believe it is likely that the Shares will be removed from the S&P 500 and other indices effective upon completion of the Sale Transaction because, among other reasons, once the Company is registered under the Investment Company Act of 1940, as amended, as a closed-end investment company, which the Company will be required to do following the completion of the Sale Transaction, it will no longer satisfy the qualifications for inclusion in such indices. As a result, index funds that are required to track the performance of the S&P 500 and such other indices would be required to sell their Shares on or around the closing date of the Sale Transaction. In addition, certain other stockholders, including investment companies and companies controlled by them, will be precluded from holding Shares or otherwise will be subject to restrictions on holding Shares once we become an investment company and this could lead to additional selling pressure on or around the closing date of the Sale Transaction.

The Offer is not conditioned upon obtaining financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in Section 7 of the Offer to Purchase, including the conditions that (i) the pending sale (the “Sale Transaction”) by Yahoo of its operating business to Verizon Communications Inc. shall have been completed, (ii) the Shares shall have been removed from the S&P 500; and (iii) the Alibaba VWAP shall not be less than $80.00. In the event that the completion of the Sale Transaction is delayed beyond the date on which the Shares are removed from the S&P 500, we may waive, in our discretion, the condition to the Offer that the Sale Transaction shall have been completed.

WHILE OUR BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, IT HAS NOT MADE AND IS NOT MAKING, AND NONE OF THE COMPANY, THE COMPANY’S AFFILIATES OR SUBSIDIARIES, THE DEALER MANAGER (AS DEFINED BELOW), THE INFORMATION AGENT (AS DEFINED BELOW) OR THE DEPOSITARY (AS DEFINED BELOW) HAS MADE OR IS MAKING, ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE MULTIPLE OR MULTIPLES TO BE USED IN DETERMINING THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND, IF YOU ARE MAKING AN AUCTION TENDER, THE MULTIPLE OR MULTIPLES TO BE USED IN DETERMINING THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. BEFORE TAKING ANY ACTION WITH RESPECT TO THE OFFER, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR OWN TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKERS.

OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE INFORMED US THAT THEY DO NOT INTEND TO TENDER SHARES IN THE OFFER.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Shares registered in their names and tender their Shares directly to Computershare Trust Company, N.A. (the “Depositary”), and whose Shares are purchased pursuant to the Offer, will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a stockholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, stockholders wishing to tender Shares must specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the multiple, not greater than 0.420 and not less than 0.370, to be used in determining the price per share at which Shares are being tendered to the Company in the Offer.

Promptly after the Expiration Date, Yahoo will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $37.00 per Share, that we will pay for Shares properly tendered and not properly withdrawn in the Offer, by determining the lowest multiple, within the Permitted Range, at which Shares have been tendered or have been deemed to have been tendered in the Offer (the “Final Multiple”), that when multiplied by the Alibaba VWAP, which will not be less than $100.00 for such purpose, will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. Shares properly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a multiple of 0.370 (which is the lowest multiple within the Permitted Range) for purposes of determining the Purchase Price pursuant to the Offer. Shares properly tendered pursuant to Auction Tenders will only be eligible for purchase if the price determined by multiplying the Alibaba VWAP by the multiple specified in respect of such tendered Shares is equal to or less than the Purchase Price.

Throughout the Offer, a dedicated webpage will be available at www.innisfreema.com/tender/yhoo, which will provide, among other information, (i) for each trading day prior to our announcement of the Alibaba VWAP, indicative prices payable for the Shares pursuant to the Offer for each multiple that a tendering stockholder can select within the Permitted Range based on the indicative Alibaba VWAP on the preceding trading day and (ii) after we announce the Alibaba VWAP, the actual prices payable for the Shares pursuant to the Offer for each such multiple. Such dedicated webpage will also show reasonably current trading prices of the Shares and Alibaba’s ADSs. Stockholders may contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), to obtain the same pricing information that is posted on such dedicated webpage at the telephone numbers set forth on the back cover page of this announcement. You are urged to obtain current market quotations for the Shares and current information regarding the Alibaba VWAP before deciding whether, and at what multiple or multiples, to tender your Shares pursuant to the Offer.

All Shares purchased in the Offer will be purchased at the Purchase Price regardless of whether they were tendered at a lower multiple than the Final Multiple. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Final Multiple (including by making a Purchase Price Tender) may not be purchased if Shares are properly tendered and not properly withdrawn at or below the Final Multiple (including by making a Purchase Price Tender) having an aggregate purchase price greater than $3,000,000,000. In accordance with the rules of the SEC, the Company may, without amending or extending the Offer, increase the amount of Shares accepted for payment in the Offer by no more than 2% of the number of its issued and outstanding Shares, thereby increasing the aggregate purchase price of Shares to be purchased in the Offer.

As of May 12, 2017, there were 958,555,174 Shares issued and outstanding. Assuming that the conditions to the Offer are satisfied or waived, at the minimum Purchase Price of $37.00 per Share, the maximum number of Shares we will purchase is 81,081,081 if the Offer is fully subscribed and we do not increase the amount of Shares sought in the Offer, which would represent approximately 8.5% of our issued and outstanding shares as of May 12, 2017.

Based on an indicative Alibaba VWAP of $120.9247 as of May 15, 2017, the highest price payable in the Offer (determined by multiplying such indicative Alibaba VWAP by the high end of the Permitted Range of 0.420) would be $50.79 per Share, which represents a premium of approximately 1.9% to the last reported closing price of the Shares on the NASDAQ Global Select Market (“NASDAQ”) of $49.86 on such date, and the lowest price payable in the Offer (determined by multiplying such indicative Alibaba VWAP by the low end of the Permitted Range of 0.370) would be $44.74 per Share, which represents a discount of approximately 10.3% to the last reported closing price of the Shares on NASDAQ of $49.86 on such date.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $3,000,000,000, the Company will proceed as follows:

•	First, we will purchase all Shares tendered by any Odd Lot Holder (as defined in the Offer to Purchase) who:

•

properly tenders and does not properly withdraw all Shares owned by the Odd Lot Holder at or below the Final Multiple (including by making a Purchase Price Tender) (tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference); and

•

completes the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message, and, if applicable, in the Notice of Guaranteed Delivery (or, in the case of a beneficial owner, arranges with the owner’s broker, dealer, commercial bank, trust company or other nominee for such completion or Agent’s Message); and

•

Second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, the Company will purchase Shares from all other stockholders who properly tender Shares and do not properly withdraw them prior to the Expiration Date at or below the Final Multiple (including by making a Purchase Price Tender), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $3,000,000,000; and

•

Third, only if necessary to permit us to purchase Shares resulting in an aggregate purchase price of $3,000,000,000, we will purchase Shares from holders who properly tender Shares and do not properly withdraw them prior to the Expiration Date at or below the Final Multiple (including by making a Purchase Price Tender) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares at or below the Final Multiple (including by making a Purchase Price Tender) prior to the Expiration Date.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that all of the Shares that a stockholder tenders in the Offer at or below the Final Multiple (including by making a Purchase Price Tender) may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of Shares, it is possible that none of those Shares will be purchased.

In accordance with the rules of the SEC, we may increase the aggregate purchase price offered in the Offer and hence the number of Shares accepted for payment in the Offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater total number of Shares.

Stockholders wishing to tender their Shares must follow the procedures for tendering Shares set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their Shares but whose certificates for their Shares are not immediately available or who cannot deliver such Shares to the Depositary within the required time or who are unable to comply with the procedure for book-entry transfer on a timely basis or who are unable to deliver other required documents to the Depositary prior to the Expiration Date, may tender their Shares by complying with the procedures set forth in the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered (and not properly withdrawn) at or below the Purchase Price (including by making a Purchase Price Tender), only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal. Any stockholder who wishes to tender different Shares at different multiples must complete a separate Letter of Transmittal (or Agent’s Message) for each multiple to be used in determining each price at which Shares are being tendered. The same Shares cannot be tendered at more than one multiple, unless such Shares have been previously and properly withdrawn.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder’s certificates are tendered and purchased, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

If any certificate representing Shares has been lost or destroyed, the stockholder should promptly follow the procedures set forth in Section 3 of the Offer to Purchase.

We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions of the Offer set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares, upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered pursuant to the Offer to stockholders or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of such amendments. In the case of an extension, the notice of the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise disseminate any such public announcement other than by making a release through BusinessWire or another comparable service.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless Yahoo has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on July 12, 2017.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares, and the multiple to be used in determining the price at which the Shares were tendered. A stockholder who has tendered Shares at more than one multiple must complete and deliver a separate notice of withdrawal for Shares tendered at each multiple. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, properly withdrawn Shares may be re-tendered prior to the Expiration Date by again following one of the procedures described in Section 3 of the Offer to Purchase.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Yahoo in its sole discretion and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. Yahoo reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of Shares by any stockholder, whether or not Yahoo waives similar defects or irregularities in the case of any other stockholder. None of Yahoo, the Depositary, the Information Agent, the Dealer Manager or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, the receipt of cash by a U.S. holder (as defined in the Offer to Purchase) from the Company in exchange for the Shares tendered in the Offer will be a taxable event for U.S. federal income tax purposes. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

All Shares repurchased pursuant to the Offer will be either cancelled or held as treasury stock.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Please direct any questions or requests for assistance to the Information Agent or J.P. Morgan Securities LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Innisfree M&A Incorporated	J.P. Morgan
501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll Free: (877) 750-9498 Banks and Brokers May Call Collect: (212) 750-5833	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Direct: (212) 622-4401 Toll Free: (877) 371-5947

May 16, 2017